# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperion DeFi, Inc., CIK 0001682639
CUSIP: 30234E203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0002075658
Persons authorized to receive notices and communications: Hyunsu Jung, 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653, (833) 393-6684

## Reporting persons
- Hyunsu Jung (CIK 0002075658): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (9.3% of the class)
  Comment: (1) Includes 500,000 shares of Common Stock (defined below).
  (2) Calculated based on 5,361,034 shares of Common Stock outstanding as of July 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hyperion DeFi, Inc.
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Comment: This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock, $0.0001 par value (the "Common Stock") of Hyperion DeFi, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 23461 South Pointe Drive, Suite 390, Laguna Hills, CA 92653.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Hyunsu Jung, who is referred to herein as the "Reporting Person."
Residence or business address: The Reporting Person's address is c/o Hyperion DeFi, Inc., 23461 South Pointe Drive, Suite 390, Laguna Hills, CA 92653.
Present principal occupation or employment: The Reporting Person is the Chief Investment Officer and a Director of Hyperion DeFi, Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 500,000 shares of Common Stock were acquired by the Reporting Person pursuant to the Employment Agreement between the Reporting Person and the Issuer, dated June 17, 2025 (the "Employment Agreement"), as an inducement to accept employment with the Issuer.

A copy of the Employment Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a)-(j). The shares of Common Stock beneficially owned by the Reporting Person have been acquired for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

Pursuant to the Employment Agreement, the Issuer committed to issue an additional 1,000,000 shares of Common Stock to Mr. Jung upon the vesting of restricted stock units (the "RSUs") that were granted to Mr. Jung subject to and upon any necessary approvals by the Issuer's stockholders and the Issuer's board of directors and the terms of the Company's 2018 Omnibus Stock Incentive Plan, as amended. The RSUs vest as follows: 500,000 shares will vest upon the Company achieving a market capitalization of $150,000,000, and the remaining 500,000 shares will vest upon the Company achieving a market capitalization of $500,000,000. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, and other factors.

Other than as set forth above, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 5,304,868 shares of Common Stock outstanding as of July 8, 2025) are as follows:

Amount beneficially owned: 500,000 Percentage: 9.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 500,000(1)
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 500,000(1)
iv. Shared power to dispose or to direct the disposition of: 0

(1) Includes 500,000 shares of Common Stock acquired by the Reporting Person pursuant to the Employment Agreement, as an inducement to accept employment with the Issuer.
Transactions in the class effected during the past sixty days: The required transaction described in this Item 5(a) was reported on a Form 4 filed by Mr. Jung with the SEC pursuant to Section 16 of the Act, which is available on the SEC's website at www.sec.gov. The information reported in such filing is expressly incorporated herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Executive Employment Agreement by and between Eyenovia, Inc. and Hyunsu Jung, dated June 17, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2025 (File No. 001- 38365)).

## Signatures
- Hyunsu Jung: /s/ Hyunsu Jung, Hyunsu Jung (07/16/2025)